SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 29 June 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

29 June 2020

BT PROVIDES UPDATED PRO FORMA KPI DISCLOSURES FOR ENTERPRISE AND OPENREACH

●
Historical pro forma financial and operational key performance indicators (KPIs) for 2018/19 and 2019/20 published in a new reporting structure which will apply from Q1 2020/21

●
Updated pro forma information reflects the reorganisation of Ventures in Enterprise and additional disclosure of Single Order products in Openreach

●
Updated pro forma KPIs support BT's continued efforts to simplify disclosures and support improved understanding of Group performance

●
BT's reported Group financials are unchanged

Reorganisation of Ventures in Enterprise

Following the divestment of Tikit Ltd in Q4 2019/20, together with the sale of BT Fleet Ltd in Q2 2019/20, the remaining Ventures businesses have been reorganised from Q1 2020/21 to reflect the renewed focus in Enterprise on delivering the best fixed and mobile network services in the UK and to simplify the business. BT will no longer retain a separate Ventures unit within Enterprise.

The remaining Ventures businesses, which include Redcare, Phone Book, StreetHub and Payphones, have been retained within Enterprise and will be reported in 'Other' revenue.  A single EBITDA figure will be reported for Enterprise with the contribution from Ventures businesses no longer separately disclosed.

Supply Chain and Pelipod, which serve several parts of BT, have been transferred to the central Procurement team and as a result will now be reported in Group 'Other' financial and operational KPIs. As a Group function, internal revenues generated by Supply Chain and Pelipod are now accounted for as cost recoveries, rather than internal revenue leading to lower Enterprise internal revenue and Group eliminations as a result of this transfer.

The updated pro forma does not reflect adjustments for Tikit Ltd, BT Fleet Ltd or any Global divestments.  These will have a negative impact on year on year comparator figures.

Increased disclosure of Single Order access products in Openreach

As part of BT's plans to switch off the decades-old, analogue Public Switched Telephony Network (PSTN) network in 2025 in order to move to digital All-IP networks, Openreach introduced a range of 'Single Order' access products. These are essentially bridging products to enable All-IP on the existing copper and Fibre to the Cabinet (FTTC) networks before customers move to the Fibre to the Premises (FTTP) network which is natively All-IP.

Types of Single Order product:

●
Single Order Transitional Access Product (SOTAP) delivers a copper path between the end customer's premises and the communication providers' (CPs') exchange infrastructure, over which the CP can provide copper broadband and IP voice services. It can be used for end customers in areas with no FTTC or FTTP availability.

●
Single Order Generic Ethernet Access FTTC (SOGEA) offers similar connectivity to FTTC without the need for an underlying copper voice product such as Wholesale Line Rental (WLR) or Local Loop Unbundling (LLU). Instead, the IP voice service is carried over the fibre to the cabinet (and copper from the cabinet to premises), along with the data. Both SOGEA FTTC and FTTC offer superfast broadband speeds.

●
Single Order GEA Gfast (SOGfast) is the Gfast equivalent of SOGEA, again removing the need for an underlying copper voice product. Both SOGfast and Gfast offer ultrafast broadband speeds.

Single Order product revenues and volumes have previously been disclosed within Openreach's 'Other' revenue. As take-up grows and Single Order products contribute more materially to Openreach's financial performance, replacing the role of FTTC, Gfast, WLR and LLU, the updated revenue and volume disclosures will support improved understanding of Openreach.

Openreach has also made minor changes to the classification of previously reported product revenue to improve consistency of reporting, including moving certain chargeable repair revenue from 'LLU' revenue to 'Other' revenue, and moving revenue generated by FTTC, FTTP and Ethernet ancillary products from 'Other' revenue into the appropriate product revenue lines.

Accompanying documents

To make it easy to understand these changes BT has also published three additional documents:

●
Document A: Pro forma KPIs for BT reflecting the impact of the changes made in Enterprise and Openreach.

o  Changes from the previously reported KPIs which are explained in the accompanying 'Document B: Pro forma KPIs supporting information' have been highlighted in purple.

o  Changes from the previously reported KPIs which are not explained in the accompanying 'Document B: Pro forma KPIs supporting information' have been highlighted in pink.

●
Document B: Pro forma KPIs supporting information - a document that provides a bridge for the financial KPIs from BT's previously reported KPIs to Document A

●
Document C: Openreach Single Order products supporting information - a document explaining Single Order products

These documents are provided on BT's website: Results, events and financial calendar

Pro forma KPIs are unaudited and provide an indicative history of the company's performance.

For further information:

Enquiries about this news release should be made to the BT Group Investor Relations team here or ir@bt.com. All news releases can be accessed on BT's website and you can follow BT on Twitter here.

Ends

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2020, BT Group's reported revenue was £22,905m with reported profit before taxation of £2,353m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on the London stock exchange.

For more information, visit www.btplc.com/about

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 29 June 2020